--------------------------
                                                           OMB APPROVAL
                             UNITED STATES            --------------------------
                  SECURITIES AND EXCHANGE COMMISSION  OMB Number:      3235-0145
                         Washington, DC 20549         Expires: February 28, 2006
                                                      Estimated  average  burden
                            SCHEDULE 13D/A            hours per response......15
                                                      --------------------------
               UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           AMENDMENT NO. 3*


NAME OF ISSUER: VYTERIS HOLDINGS (NEVADA), INC.

TITLE OF CLASS OF SECURITIES: Common Stock, $.001 par value per share.

CUSIP NUMBER: 894631 209

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

        Kevin B. Kimberlin
        c/o Spencer Trask & Co.
        535 Madison Avenue, 18th Floor
        New York, NY  10022
        Tel:  (212) 355-5565
        Fax:  212-751-3483

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT:  January 31, 2006

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  894631 209

1.    NAME OF REPORTING PERSON: Kevin B. Kimberlin

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (a)     (b) x

3.    SEC USE ONLY

4.    SOURCE OF FUNDS: AF

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
        Yes     No X

6.    CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES

7.    SOLE VOTING POWER: 15,850,752 shares

8.    SHARED VOTING POWER: 0 shares

9.    SOLE DISPOSITIVE POWER: 15,850,752 shares

10.   SHARED DISPOSITIVE POWER: 0 shares

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
        15,850,752 shares

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
        Yes     No x

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 66.6%

14.   TYPE OF REPORTING PERSON: IN

          On May 2, 2005, Vyteris Holdings (Nevada), Inc. (formerly Treasure Mountain Holdings, Inc.) (the "Company") effected a one-for-10 reverse stock split (the "Stock Split") and increased its authorized common stock, par value $.001 per share (the "Common Stock"), to enable the issuance of shares of Common Stock represented by outstanding Rights Certificates, as defined and described in the Schedule 13D/A filed by Kevin B. Kimberlin ("Mr. Kimberlin") on October 12, 2004 (the "October 2004 13D/A"). The Common Stock numbers reported herein reflect the effect of the Stock Split.

          The information reported in Items 3, 4 and 6 hereof supplements the information reported in the corresponding Items of the October 2004 13D/A. The information reported in Item 5 hereof amends and restates the information reported in Item 5 of the October 2004 13D/A.


     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          As of the date of this Statement, Mr. Kimberlin may be deemed to be the beneficial owner, for purposes of Section 13(d) of the Act, of 15,850,752 shares of Common Stock, representing 66.6% of such class of securities, based on 19,293,819 shares of Common Stock issued and outstanding as of March 15, 2006, as reported in the Company's Form DEF 14A (its definitive 2006 Proxy Statement) filed with the Securities and Exchange Commission (the "Commission") on that date.

          As set forth in more detail below, the shares of Common Stock and securities convertible into, or exercisable for, shares of Common Stock are held directly by Spencer Trask Specialty Group, LLC ("STSG"), a Delaware limited liability company principally engaged in the business of investing in securities; Spencer Trask Ventures, Inc., ("STVI"), a Delaware corporation whose principal business is that of a registered broker-dealer; Spencer Trask Private Equity Fund I LP, a Delaware limited partnership ("Fund I"), Spencer Trask Private Equity Fund II LP, a Delaware limited partnership ("Fund II"), Spencer Trask Private Equity Accredited Fund III LLC, a New York limited liability company ("Fund III"), and Spencer Trask Illumination Fund LLC, a New York limited liability company ("Illumination" and, collectively with Fund I, Fund II and Fund III, the "Funds"), each of which is principally engaged in the business of investing in securities; and Scimitar Holdings, LLC ("Scimitar"), a New York limited liability company principally engaged in the business of investing in securities.

          Mr. Kimberlin is the non-member manager of STSG. Mr. Kimberlin is also the controlling stockholder of Spencer Trask & Co., Inc. ("ST&Co."), the 100% parent of STVI. STVI is managed by a two-person board of directors, one of whom is Mr. Kimberlin. The general partner of each of Fund I and Fund II is Trask Partners LLC, a Delaware limited liability company 100% owned by ST&Co. The manager of each of Fund I and Fund II is ST Management LLC, a Delaware limited liability company ("ST Management"). Fund III is managed by Spencer Trask Private Equity Accredited Fund III Management, LLC, a New York limited liability company 100% owned by ST&Co. Illumination is managed by LLC Management Services, Inc., a New York corporation 100% owned by ST&Co. Each of Fund III and Illumination has retained ST Management in connection with its day-to-day operations. Scimitar is a wholly owned subsidiary of ST&Co.

     ITEM 4.  PURPOSE OF TRANSACTION

          On May 27, 2005, STSG and the Funds made loans to the Company in the aggregate principal amount of $500,000 (the "First Close Loans") under the terms of a working capital facility entered into by STSG and the Company in September 2004 (the "Working Capital Facility"), pursuant to which STSG agreed, directly or through its affiliates, to provide the Company with up to $5,000,000 in working capital loans in the form of 11.5% secured demand promissory notes.

          In connection with the First Close Loans, the Company, STSG and each of the Funds entered into a subscription agreement and a security agreement. The Company issued 11.5% Secured Promissory Notes, due July 27, 2005, to each of STSG and the Funds in principal amounts corresponding to the amounts loaned by each of them, as follows: to STSG, a Secured Promissory Note in the principal amount of $250,000; to Fund I, a Secured Promissory Note in the principal amount of $75,000; to Fund II, a Secured Promissory Note in the principal amount of $37,500; to Fund III, a Secured Promissory Note in the principal amount of $50,000; and to Illumination, a Secured Promissory Note in the principal amount of $87,500. The Company also issued warrants to purchase Common Stock at an exercise price of $4.00 per share and expiring May 27, 2010, as follows: to STSG, warrants to purchase up to 3,125 shares of Common Stock; to Fund I, warrants to purchase up to 938 shares of Common Stock; to Fund II, warrants to purchase up to 469 shares of Common Stock; to Fund III, warrants to purchase up to 625 shares of Common Stock; and to Illumination, warrants to purchase up to 1,094 shares of Common Stock.

          In accordance with the terms of the Working Capital Facility, because the First Close Loans were not repaid by June 27, 2005, the Company issued additional warrants to purchase Common Stock at an exercise price of $4.00 per share and expiring June 27, 2010, as follows: to STSG, warrants to purchase up to 3,155 shares of Common Stock; to Fund I, warrants to purchase up to 946 shares of Common Stock; to Fund II, warrants to purchase up to 473 shares of Common Stock; to Fund III, warrants to purchase up to 631 shares of Common
Stock; and to Illumination, warrants to purchase up to 1,104 shares of Common Stock. In accordance with the terms of the Working Capital Facility, because the First Close Loans were not repaid by the maturity date of July 27, 2005: (a) the outstanding balances of the Secured Promissory Notes issued in connection with the First Close Loans were automatically converted into 11.5% senior secured grid notes pursuant to the Working Capital Facility; and (b) all of the warrants previously issued in connection with the First Close Loans (including the additional warrants issued on June 27, 2005) were amended to reflect an exercise price of $3.58 per share, and the Company issued additional warrants to purchase Common Stock at an exercise price of $3.58 per share and expiring July 27, 2010, as follows: to STSG, warrants to purchase up to 21,653 shares of Common Stock; to Fund I, warrants to purchase up to 6,496 shares of Common Stock; to Fund II, warrants to purchase up to 3,248 shares of Common Stock; to Fund III, warrants to purchase up to 4,331 shares of Common Stock; and to Illumination, warrants to purchase up to 7,579 shares of Common Stock.

          On June 2, 2005, STSG and the Funds made loans to the Company in the aggregate principal amount of $1,000,000 (the "Second Close Loans") pursuant to the terms of the Working Capital Facility. The Company issued 11.5% Secured Promissory Notes, due August 1, 2005, to each of STSG and the Funds in principal amounts corresponding to the amounts loaned by each of them, as follows: to STSG, a Secured Promissory Note in the principal amount of $750,000; to Fund I, a Secured Promissory Note in the principal amount of $75,000; to Fund II, a Secured Promissory Note in the principal amount of $37,500; to Fund III, a Secured Promissory Note in the principal amount of $50,000; and to Illumination, a Secured Promissory Note in the principal amount of $87,500. The Company also issued warrants to purchase Common Stock at an exercise price of $4.00 per share and expiring June 2, 2010, as follows: to STSG, warrants to purchase up to 9,375 shares of Common Stock; to Fund I, warrants to purchase up to 938 shares of Common Stock; to Fund II, warrants to purchase up to 469 shares of Common Stock; to Fund III, warrants to purchase up to 625 shares of Common Stock; and to Illumination, warrants to purchase up to 1,094 shares of Common Stock.

          In accordance with the terms of the Working Capital Facility, because the Second Close Loans were not repaid by July 2, 2005, the Company issued additional warrants to purchase Common Stock at an exercise price of $4.00 per share and expiring July 2, 2010, as follows: to STSG, warrants to purchase up to 9,464 shares of Common Stock; to Fund I, warrants to purchase up to 946 shares of Common Stock; to Fund II, warrants to purchase up to 473 shares of Common Stock; to Fund III, warrants to purchase up to 631 shares of Common Stock; and to Illumination, warrants to purchase up to 1,104 shares of Common Stock. In accordance with the terms of the Working Capital Facility, because the Second Close Loans were not repaid by the maturity date of August 1, 2005: (a) the outstanding balances of the Secured Promissory Notes issued in connection with the Second Close Loans were automatically converted into 11.5% senior secured grid notes pursuant to the Working Capital Facility; and (b) all of the warrants previously issued in connection with the Second Close Loans (including the additional warrants issued on July 2, 2005) were amended to reflect an exercise price of $3.58 per share, and the Company issued additional warrants to purchase Common Stock at an exercise price of $3.58 per share and expiring August 1, 2010, as follows: to STSG, warrants to purchase up to 64,960 shares of Common Stock; to Fund I, warrants to purchase up to 6,496 shares of Common Stock; to Fund II, warrants to purchase up to 3,248 shares of Common Stock; to Fund III, warrants to purchase up to 4,331 shares of Common Stock; and to Illumination, warrants to purchase up to 7,579 shares of Common Stock.

          On June 21, 2005, STSG made a loan to the Company in the principal amount of $500,000 (the "Third Close Loan") pursuant to the terms of the Working Capital Facility. The Company issued to STSG an 11.5% Secured Promissory Note, due August 20, 2005, in the principal amount $500,000 and warrants to purchase up to 6,250 shares of Common Stock at an exercise price of $4.00 per share and expiring June 21, 2010. In accordance with the terms of the Working Capital Facility, because the Third Close Loan was not repaid by July 21, 2005, the Company issued to STSG additional warrants to purchase up to 6,309 shares of Common Stock at an exercise price of $4.00 per share and expiring July 21, 2010. In accordance with the terms of the Working Capital Facility, because the Third Close Loan was not repaid by the maturity date of August 20, 2005: (a) the outstanding balance of the Secured Promissory Note issued in connection with the Third Close Loan was automatically converted into an 11.5% senior secured grid note pursuant to the Working Capital Facility; and (b) all of the warrants previously issued in connection with the Third Close Loan (including the additional warrants issued on July 21, 2005) were amended to reflect an exercise price of $3.58 per share, and the Company issued to STSG additional warrants to purchase up to 43,307 shares of Common Stock at an exercise price of $3.58 per share and expiring August 20, 2010.

          On July 13, 2005, STSG made a loan to the Company in the principal amount of $300,000 (the "Fourth Close Loan") pursuant to the terms of the Working Capital Facility. The Company issued to STSG an 11.5% Secured Promissory Note, due September 11, 2005, in the principal amount $300,000 and warrants to purchase up to 3,750 shares of Common Stock at an exercise price of $4.00 per share and expiring July 13, 2010. In accordance with the terms of the Working Capital Facility, because the Fourth Close Loan was not repaid by August 12, 2005, the Company issued to STSG additional warrants to purchase up to 3,785 shares of Common Stock at an exercise price of $4.00 per share and expiring August 12, 2010. In accordance with the terms of the Working Capital Facility, because the Fourth Close Loan was not repaid by the maturity date of September 11, 2005: (a) the outstanding balance of the Secured Promissory Note issued in connection with the Fourth Close Loan was automatically converted into an 11.5% senior secured grid note pursuant to the Working Capital Facility; and (b) all of the warrants previously issued in connection with the Fourth Close Loan (including the additional warrants issued on August 12, 2005) were amended to reflect an exercise price of $3.58 per share, and the Company issued to STSG additional warrants to purchase up to 25,984 shares of Common Stock at an exercise price of $3.58 per share and expiring September 11, 2010.

          On July 18, 2005, STSG made a loan to the Company in the principal amount of $200,000 (the "Fifth Close Loan") pursuant to the terms of the Working Capital Facility. The Company issued to STSG an 11.5% Secured Promissory Note, due September 16, 2005, in the principal amount $200,000 and warrants to purchase up to 2,500 shares of Common Stock at an exercise price of $4.00 per share and expiring July 18, 2010. Under the terms of the Working Capital Facility, because the Fifth Close Loan was not repaid by August 17, 2005, the Company issued to STSG additional warrants to purchase up to 2,524 shares of Common Stock at an exercise price of $4.00 per share and expiring August 17, 2010. Under the terms of the Working Capital Facility, because the Fifth Close Loan was not repaid by the maturity date of September 16, 2005: (a) the outstanding balance of the Secured Promissory Note issued in connection with the Fifth Close Loan was automatically converted into an 11.5% senior secured grid note pursuant to the Working Capital Facility; and (b) all of the warrants previously issued in connection with the Fifth Close Loan (including the additional warrants issued on August 17, 2005) were amended to reflect an exercise price of $3.58 per share, and the Company issued to STSG additional warrants to purchase up to 17,323 shares of Common Stock at an exercise price of $3.58 per share and expiring September 16, 2010.

          In connection with the Company's private offering of convertible debentures and warrants in August 2005 (the "Offering"), the Company, as an inducement for STSG to guarantee the principal and interest payments on such debentures if the Company did not consummate a "qualified equity offering" within the six-month period specified in the term sheet for the Offering, agreed in a letter to STSG, dated August 2, 2005, to use reasonable commercial efforts to effect such a qualified equity offering during such time period. The Company did not effect such a qualified equity offering during such time period. Also, in connection with the Offering, the Company, in a letter to STVI, dated August 2, 2005, agreed to provide STVI with a right of first refusal to act as placement agent in connection with any such qualified equity offering that is structured as a private placement or as lead underwriter in connection with any such qualified equity offering that is structured as a public offering.

          On September 30, 2005, in accordance with the terms of the Company's Series B Convertible Preferred Stock (the "Series B"), the conversion price of the Series B was reduced from $9.547 per share to $7.16 per share. Accordingly, STSG's 7,410,020 shares of Series B, previously convertible for an aggregate of 776,162 shares of Common Stock, are convertible for an aggregate of 1,034,919 shares of Common Stock as of September 30, 2005. The terms of the Series B provide for the new conversion price to remain in effect until March 31, 2007, when the conversion price will be further reduced, to $3.58 per share.

          On January 31, 2006, STSG agreed to provide the Company with a $250,000 loan in the form of 10.0% Subordinated Convertible Unsecured Promissory Note (the "January 2006 Note"). Pursuant to the terms of the January 2006 Note, amounts must be repaid on or before December 1, 2008. At any time prior to maturity date, STSG has the option to convert all or a portion of the January 2006 Note and interest accrued into shares of Common Stock at a conversion price of $2.40 per share. In connection with the January 2006 Note, the Company issued warrants to STSG that are exercisable for up to 52,083 shares of Common Stock at an exercise price of $2.88 per share.

          On February 13, 2006, pursuant to a Note Purchase Agreement, dated February 13, 2006, STSG made a loan of $500,000 to the Company, and the Company issued to STSG a 10% convertible subordinated promissory note in principal amount of $500,000 (the "February 13, 2006 Note"). The February 13, 2006 Note:
(i) matures on December 1, 2008, unless that date is extended in writing by STSG, in its sole discretion; (ii) bears interest at a rate equal to 10% per annum based on a 360-day year, payable in cash on a semi-annual basis commencing with the semi-annual period ending June 30, 2006 (subject to the terms of the subordination agreement previously entered into between STSG and the lenders in the Company's August 19, 2005 debenture transaction (the "Subordination Agreement")); (iii) bears interest at a rate equal to an additional 3% to the extent that the Company has defaulted on any payment thereunder when due; (iv) is convertible at any time (principal and interest) into shares of Common Stock at a conversion price of $2.40 per share; (v) is convertible into the Company's next private financing of equity or debt securities yielding aggregate gross proceeds (exclusive of conversion of the February 13, 2006 Note) to the Company of at least $1,000,000; and (vi) is expressly and fully subordinated to the payment in full of the debentures issued by the Company on August 19, 2005. The Company did not issue any warrants to STSG with respect to this Note. The Company also entered into a registration rights agreement with STSG pursuant to which STSG was granted piggy-back registration rights with respect to the shares of Common Stock into which the February 13, 2006 Note is convertible.

          On February 16, 2006, pursuant to a Note Purchase Agreement, dated February 16, 2006, STSG made a loan of $500,000 to the Company and the Company issued to STSG a 10% convertible subordinated promissory note in principal amount of $500,000 (the "February 16, 2006 Note"). The February 16, 2006 Note:
(i) matures on December 1, 2008, unless that date is extended in writing by STSG, in its sole discretion; (ii) bears interest at a rate equal to 10% per annum based on a 360-day year, payable in cash on a semi-annual basis commencing with the semi-annual period ending June 30, 2006 (subject to the terms of the Subordination Agreement); (iii) bears interest at a rate equal to an additional 3% to the extent that the Company has defaulted on any payment thereunder when due; (iv) is convertible at any time (principal and interest) into shares of Common Stock at a conversion price of $2.40 per share; (v) is convertible into the Company's next private financing of equity or debt securities yielding aggregate gross proceeds (exclusive of conversion of the February 16, 2006 Note) to the Company of at least $500,000; and (vi) is expressly and fully subordinated to the payment in full of the debentures issued by the Company on August 19, 2005. The Company did not issue any warrants to STSG with respect to this Note. The Company also entered into a registration rights agreement with STSG pursuant to which STSG was granted piggy-back registration rights with respect to the shares of Common Stock into which the February 16, 2006 Note is convertible.

          As an inducement to STSG to make the February 16, 2006, $500,000 loan, after negotiation with STSG, the Company entered into a letter agreement with STSG pursuant to which the Company agreed to use its best efforts to take all necessary and appropriate action to amend its articles of incorporation to reduce the conversion price of the Series B (of which STSG is the principal holder) from $7.16 per share to $1.00 per share. The Company has stated that it has 7,500,000 shares of Series B outstanding.

          On March 21, 2006, pursuant to a Note Purchase Agreement, dated March 21, 2006, STSG made a loan of $500,000 to the Company and the Company issued to STSG a 10%, convertible subordinated promissory note in principal amount of $500,000 (the "March 21, 2006 Note"). The March 21, 2006 Note: (i) matures on December 1, 2008, unless that date is extended in writing by STSG, in its sole discretion; (ii) bears interest at a rate equal to 10% per annum based on a 360-day year, payable in cash on a semi-annual basis commencing with the semi-annual period ending June 30, 2006 (subject to the terms of the Subordination Agreement); (iii) bears interest at a rate equal to an additional 3% to the extent that the Company has defaulted on any payment thereunder when due; (iv) is convertible at any time (principal and interest) into shares of Common Stock at a conversion price of $2.40 per share; (v) is convertible into the Company's next private financing of equity or debt securities yielding aggregate gross proceeds (exclusive of conversion of the March 21, 2006 Note) to the Company of at least $500,000; and (vi) is expressly and fully subordinated to the payment in full of the debentures issued by the Company on August 19, 2005. The Company did not issue any warrants to STSG with respect to this Note. The Company also entered into a registration rights agreement with STSG pursuant to which STSG was granted piggy-back registration rights with respect to the shares of Common Stock into which the March 21, 2006 Note is convertible.

          On April 4, 2006, pursuant to a Note Purchase Agreement, dated April 4, 2006, STSG made a loan of $500,000 to the Company and the Company issued to STSG a 10%, convertible subordinated promissory note in principal amount of $500,000 (the "April 4, 2006 Note"). The April 4, 2006 Note: (i) matures on December 1, 2008, unless that date is extended in writing by STSG, in its sole discretion; (ii) bears interest at a rate equal to 10% per annum based on a 360-day year, payable in cash on a semi-annual basis commencing with the semi-annual period ending June 30, 2006 (subject to the terms of the Subordination Agreement); (iii) bears interest at a rate equal to an additional 3% to the extent that the Company has defaulted on any payment thereunder when due; (iv) is convertible at any time (principal and interest) into shares of Common Stock at a conversion price of $2.40 per share; (v) is convertible into the Company's next private financing of equity or debt securities yielding aggregate gross proceeds (exclusive of conversion of the April 4, 2006 Note) to the Company of at least $500,000; and (vi) is expressly and fully subordinated to the payment in full of the debentures issued by the Company on August 19, 2005. The Company did not issue any warrants to STSG with respect to this Note. The Company also entered into a registration rights agreement with STSG pursuant to which STSG was granted piggy-back registration rights with respect to the shares of Common Stock into which the April 4, 2006 Note is convertible.


     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          The percentage of shares of Common Stock reported beneficially owned by Mr. Kimberlin for purposes hereof is based upon 19,293,819 shares outstanding, which is the total number of shares of Common Stock outstanding as of March 15, 2006, as reported in the Company's Form DEF 14A filed with the Commission on that date. Beneficial ownership has been determined in accordance with the rules of the Commission, based on voting and investment power with respect to such shares. Shares of Common Stock subject to options, convertible securities or warrants currently exercisable or convertible, or exercisable or convertible within 60 days after the date of this Statement, are deemed outstanding for computing the percentage ownership of Mr. Kimberlin, but are not deemed outstanding for computing the percentage ownership of any other person. Not included in the beneficial holdings of Mr. Kimberlin are the holdings of Qubit Holdings LLC ("Qubit"), a Delaware limited liability company held in trust for the benefit of Mr. Kimberlin's children, which beneficially owns 758,156 shares of Common Stock, and 1,127,041 shares of Common Stock issuable upon the conversion or exercise of convertible securities and warrants held by Qubit. Mr. Kimberlin disclaims beneficial ownership of the stock holdings of Qubit and, therefore, such holdings are not included in the calculation of securities of the Company beneficially owned by Mr. Kimberlin herein.

          (a) As of the date of this Statement, Mr. Kimberlin may be deemed to be the beneficial owner of 15,850,752 shares of Common Stock, representing 66.6% of such class of securities, based on the 19,293,819 shares of Common Stock outstanding as of March 15, 2006. Specifically, Mr. Kimberlin may be deemed to be the beneficial owner of: (i) 10,666,648 outstanding shares of Common Stock held by STSG, 278,164 shares of Common Stock held by Scimitar and 388,273 shares of Common Stock held by the Funds; and (ii) 2,282,882 shares of Common Stock that may be acquired by STSG, 2,039,250 shares of Common Stock that may be acquired by STVI and 195,535 shares of Common Stock that may be acquired by the Funds, upon the conversion of convertible securities and exercise of warrants currently exercisable (or convertible) or exercisable (or convertible) within 60 days after the date of this Statement.

          (b) Mr. Kimberlin has the sole power indirectly to vote or direct the vote of and dispose or direct the disposition of all shares of Common Stock that may be deemed to be beneficially owned by him.

          (c) Other than as set forth in Item 3, in the 60 days prior to the date of this Statement, Mr. Kimberlin has not engaged in any transactions in shares of Common Stock.

          (d) No person other than Mr. Kimberlin or the direct holder of shares of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock.

          (e) Not applicable.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          The information contained in Item 3 hereof is hereby incorporated by reference into and added to this Item 6.

     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

99.6 11.5% Senior Secured Note issued to Spencer Trask Specialty Group, LLC on May 27, 2005 (incorporated by reference to Exhibit 10.23 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.7 11.5% Senior Secured Note issued to Spencer Trask Private Equity Fund I, LP on May 27, 2005 (incorporated by reference to Exhibit 10.24 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.8 11.5% Senior Secured Note issued to Spencer Trask Private Equity Fund II, LP on May 27, 2005 (incorporated by reference to Exhibit 10.25 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.9 11.5% Senior Secured Note issued to Spencer Trask Private Accredited Equity Fund III, LLC on May 27, 2005 (incorporated by reference to
        Exhibit 10.26 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.10 11.5% Senior Secured Note issued to Spencer Trask Illumination Fund LLC on May 27, 2005 (incorporated by reference to Exhibit 10.27 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.11 11.5% Senior Secured Note issued to Spencer Trask Specialty Group, LLC on June 2, 2005 (incorporated by reference to Exhibit 10.28 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.12 11.5% Senior Secured Note issued to Spencer Trask Private Equity Fund I, LP on June 2, 2005 (incorporated by reference to Exhibit 10.29 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.13 11.5% Senior Secured Note issued to Spencer Trask Private Equity Fund II, LP on June 2, 2005 (incorporated by reference to Exhibit 10.30 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.14 11.5% Senior Secured Note issued to Spencer Trask Private Accredited Equity Fund III LLC on June 2, 2005 (incorporated by reference to
        Exhibit 10.31 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.15 11.5% Senior Secured Note issued to Spencer Trask Illumination Fund LLC on June 2, 2005 (incorporated by reference to Exhibit 10.32 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.16 11.5% Senior Secured Note issued to Spencer Trask Specialty Group, LLC on June 21, 2005 (incorporated by reference to Exhibit 10.33 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.17 11.5% Senior Secured Note issued to Spencer Trask Specialty Group, LLC on July 13, 2005 (incorporated by reference to Exhibit 10.34 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.18 11.5% Senior Secured Note issued to Spencer Trask Specialty Group, LLC on July 18, 2005 (incorporated by reference to Exhibit 10.35 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.19 Warrant Agreement between the Company and Spencer Trask Specialty Group, LLC on May 27, 2005 (incorporated by reference to Exhibit 10.36 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.20 Warrant Agreement between the Company and Spencer Trask Private Equity Fund I, LP on May 27, 2005 (incorporated by reference to Exhibit 10.37 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.21 Warrant Agreement between the Company and Spencer Trask Private Equity Fund II, LP on May 27, 2005 (incorporated by reference to Exhibit 10.38 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.22 Warrant Agreement between the Company and Spencer Trask Private - Accredited Equity Fund III, LLC on May 27, 2005 (incorporated by reference to Exhibit 10.39 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.23 Warrant Agreement between the Company and Spencer Trask Illumination Fund LLC on May 27, 2005 (incorporated by reference to Exhibit 10.40 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.24 Warrant Agreement between the Company and Spencer Trask Specialty Group, LLC on June 2, 2005 (incorporated by reference to Exhibit 10.41 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.25 Warrant Agreement between the Company and Spencer Trask Private Equity Fund I, LP on June 2, 2005 (incorporated by reference to Exhibit 10.42 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.26 Warrant Agreement between the Company and Spencer Trask Private Equity Fund II, LP on June 2, 2005 (incorporated by reference to Exhibit 10.43 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.27 Warrant Agreement between the Company and Spencer Trask Private Accredited Equity Fund III LLC on June 2, 2005 (incorporated by reference to Exhibit 10.44 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.28 Warrant Agreement between the Company and Spencer Trask Illumination Fund LLC on June 2, 2005 (incorporated by reference to Exhibit 10.45 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.29 Warrant Agreement between the Company and Spencer Trask Specialty Group, LLC on June 21, 2005 (incorporated by reference to Exhibit 10.46 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.30 Warrant Agreement between the Company and Spencer Trask Specialty Group, LLC on July 13, 2005 (incorporated by reference to Exhibit 10.47 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.31 Warrant Agreement between the Company and Spencer Trask Specialty Group, LLC on July 18, 2005 (incorporated by reference to Exhibit 10.48 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.32 Subscription Agreement between the Company and Spencer Trask Specialty Group, LLC, dated May 27, 2005 (incorporated by reference to Exhibit
        10.49 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.33 Subscription Agreement between the Company and Spencer Trask Private Equity Fund I, LP, dated May 27, 2005 (incorporated by reference to
        Exhibit 10.50 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.34 Subscription Agreement between the Company and Spencer Trask Private Equity Fund II, LP, dated May 27, 2005 (incorporated by reference to
        Exhibit 10.51 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.35 Subscription Agreement between the Company and Spencer Trask Private Accredited Equity Fund III, LLC, dated May 27, 2005 (incorporated by reference to Exhibit 10.52 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.36 Subscription Agreement between the Company and Spencer Trask Illumination Fund LLC, dated May 27, 2005 (incorporated by reference to
        Exhibit 10.53 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.37 Subscription Agreement between the Company and Spencer Trask Specialty Group, LLC, dated June 2, 2005 (incorporated by reference to Exhibit
        10.54 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.38 Subscription Agreement between the Company and Spencer Trask Private Equity Fund I, LP, dated June 2, 2005 (incorporated by reference to
        Exhibit 10.55 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.39 Subscription Agreement between the Company and Spencer Trask Private Equity Fund II, LP, dated June 2, 2005 (incorporated by reference to
        Exhibit 10.56 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.40 Subscription Agreement between the Company and Spencer Trask Private Accredited Equity Fund III LLC, dated June 2, 2005 (incorporated by reference to Exhibit 10.57 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.41 Subscription Agreement between the Company and Spencer Trask Illumination Fund LLC, dated June 2, 2005 (incorporated by reference to
        Exhibit 10.58 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.42 Subscription Agreement between the Company and Spencer Trask Specialty Group, LLC, dated June 21, 2005 (incorporated by reference to Exhibit
        10.59 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.43 Subscription Agreement between the Company and Spencer Trask Specialty Group, LLC, dated July 13, 2005 (incorporated by reference to Exhibit
        10.60 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.44 Subscription Agreement between the Company and Spencer Trask Specialty Group, LLC, dated July 18, 2005 (incorporated by reference to Exhibit
        10.61 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.45 Letter Agreement, dated as of August 2, 2005, between the Company and Spencer Trask Specialty Group, LLC (incorporated by reference to Exhibit
        10.62 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.46 Letter Agreement, dated as of August 2, 2005, between the Company and Spencer Trask Ventures, Inc. (incorporated by reference to Exhibit 10.63 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.47 10% Subordinated Convertible Promissory Note issued to Spencer Trask Specialty Group, LLC on January 31, 2006.

99.48 Warrant Agreement between the Company and Spencer Trask Specialty Group, LLC, dated January 31, 2006.

99.49 Note and Warrant Purchase Agreement between the Company and Spencer Trask Specialty Group, LLC, dated January 31, 2006.

99.50 Registration Rights Agreement between the Company and Spencer Trask Specialty Group, LLC, dated January 31, 2006.

99.51 10% Subordinated Convertible Promissory Note issued to Spencer Trask Specialty Group, LLC on February 13, 2006.

99.52 Note Purchase Agreement between the Company and Spencer Trask Specialty Group, LLC, dated February 13, 2006.

99.53 Registration Rights Agreement between the Company and Spencer Trask Specialty Group, LLC, dated February 13, 2006.

99.54 10% Subordinated Convertible Promissory Note issued to Spencer Trask Specialty Group, LLC on February 16, 2006.

99.55 Note Purchase Agreement between the Company and Spencer Trask Specialty Group, LLC, dated February 16, 2006.

99.56 Registration Rights Agreement between the Company and Spencer Trask Specialty Group, LLC, dated February 16, 2006.

99.57 Letter Agreement, dated as of February 16, 2006, between the Company and Spencer Trask Specialty Group, LLC.

99.58 10% Subordinated Convertible Promissory Note issued to Spencer Trask Specialty Group, LLC on March 21, 2006.

99.59 Note Purchase Agreement between the Company and Spencer Trask Specialty Group, LLC, dated March 21, 2006.

99.60 Registration Rights Agreement between the Company and Spencer Trask Specialty Group, LLC, dated March 21, 2006.

99.61 10% Subordinated Convertible Promissory Note issued to Spencer Trask Specialty Group, LLC on April 4, 2006.

99.62 Note Purchase Agreement between the Company and Spencer Trask Specialty Group, LLC, dated April 4, 2006.

99.63 Registration Rights Agreement between the Company and Spencer Trask Specialty Group, LLC, dated April 4, 2006.

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

April 11, 2006


                /s/ Kevin B. Kimberlin
                ----------------------
                Kevin B. Kimberlin

                                  EXHIBIT INDEX

99.6 11.5% Senior Secured Note issued to Spencer Trask Specialty Group, LLC on May 27, 2005 (incorporated by reference to Exhibit 10.23 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.7 11.5% Senior Secured Note issued to Spencer Trask Private Equity Fund I, LP on May 27, 2005 (incorporated by reference to Exhibit 10.24 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.8 11.5% Senior Secured Note issued to Spencer Trask Private Equity Fund II, LP on May 27, 2005 (incorporated by reference to Exhibit 10.25 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.9 11.5% Senior Secured Note issued to Spencer Trask Private Accredited Equity Fund III, LLC on May 27, 2005 (incorporated by reference to
        Exhibit 10.26 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.10 11.5% Senior Secured Note issued to Spencer Trask Illumination Fund LLC on May 27, 2005 (incorporated by reference to Exhibit 10.27 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.11 11.5% Senior Secured Note issued to Spencer Trask Specialty Group, LLC on June 2, 2005 (incorporated by reference to Exhibit 10.28 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.12 11.5% Senior Secured Note issued to Spencer Trask Private Equity Fund I, LP on June 2, 2005 (incorporated by reference to Exhibit 10.29 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.13 11.5% Senior Secured Note issued to Spencer Trask Private Equity Fund II, LP on June 2, 2005 (incorporated by reference to Exhibit 10.30 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.14 11.5% Senior Secured Note issued to Spencer Trask Private Accredited Equity Fund III LLC on June 2, 2005 (incorporated by reference to
        Exhibit 10.31 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.15 11.5% Senior Secured Note issued to Spencer Trask Illumination Fund LLC on June 2, 2005 (incorporated by reference to Exhibit 10.32 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.16 11.5% Senior Secured Note issued to Spencer Trask Specialty Group, LLC on June 21, 2005 (incorporated by reference to Exhibit 10.33 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.17 11.5% Senior Secured Note issued to Spencer Trask Specialty Group, LLC on July 13, 2005 (incorporated by reference to Exhibit 10.34 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.18 11.5% Senior Secured Note issued to Spencer Trask Specialty Group, LLC on July 18, 2005 (incorporated by reference to Exhibit 10.35 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.19 Warrant Agreement between the Company and Spencer Trask Specialty Group, LLC on May 27, 2005 (incorporated by reference to Exhibit 10.36 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.20 Warrant Agreement between the Company and Spencer Trask Private Equity Fund I, LP on May 27, 2005 (incorporated by reference to Exhibit 10.37 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.21 Warrant Agreement between the Company and Spencer Trask Private Equity Fund II, LP on May 27, 2005 (incorporated by reference to Exhibit 10.38 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.22   Warrant   Agreement  between  the  Company  and  Spencer  Trask  Private
        Accredited Equity Fund III, LLC on May 27, 2005 (incorporated by reference to Exhibit 10.39 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.23 Warrant Agreement between the Company and Spencer Trask Illumination Fund LLC on May 27, 2005 (incorporated by reference to Exhibit 10.40 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.24 Warrant Agreement between the Company and Spencer Trask Specialty Group, LLC on June 2, 2005 (incorporated by reference to Exhibit 10.41 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.25 Warrant Agreement between the Company and Spencer Trask Private Equity Fund I, LP on June 2, 2005 (incorporated by reference to Exhibit 10.42 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.26 Warrant Agreement between the Company and Spencer Trask Private Equity Fund II, LP on June 2, 2005 (incorporated by reference to Exhibit 10.43 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.27 Warrant Agreement between the Company and Spencer Trask Private Accredited Equity Fund III LLC on June 2, 2005 (incorporated by reference to Exhibit 10.44 of the Company's Quarterly Report on Form

        10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.28 Warrant Agreement between the Company and Spencer Trask Illumination Fund LLC on June 2, 2005 (incorporated by reference to Exhibit 10.45 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.29 Warrant Agreement between the Company and Spencer Trask Specialty Group, LLC on June 21, 2005 (incorporated by reference to Exhibit 10.46 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.30 Warrant Agreement between the Company and Spencer Trask Specialty Group, LLC on July 13, 2005 (incorporated by reference to Exhibit 10.47 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.31 Warrant Agreement between the Company and Spencer Trask Specialty Group, LLC on July 18, 2005 (incorporated by reference to Exhibit 10.48 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.32 Subscription Agreement between the Company and Spencer Trask Specialty Group, LLC, dated May 27, 2005 (incorporated by reference to Exhibit
        10.49 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.33 Subscription Agreement between the Company and Spencer Trask Private Equity Fund I, LP, dated May 27, 2005 (incorporated by reference to
        Exhibit 10.50 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.34 Subscription Agreement between the Company and Spencer Trask Private Equity Fund II, LP, dated May 27, 2005 (incorporated by reference to
        Exhibit 10.51 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.35 Subscription Agreement between the Company and Spencer Trask Private Accredited Equity Fund III, LLC, dated May 27, 2005 (incorporated by reference to Exhibit 10.52 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.36 Subscription Agreement between the Company and Spencer Trask Illumination Fund LLC, dated May 27, 2005 (incorporated by reference to
        Exhibit 10.53 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.37 Subscription Agreement between the Company and Spencer Trask Specialty Group, LLC, dated June 2, 2005 (incorporated by reference to Exhibit
        10.54 of the  Company's  Quarterly  Report on Form 10-QSB filed with the

        Commission for the quarter ended June 30, 2005).

99.38 Subscription Agreement between the Company and Spencer Trask Private Equity Fund I, LP, dated June 2, 2005 (incorporated by reference to
        Exhibit 10.55 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.39 Subscription Agreement between the Company and Spencer Trask Private Equity Fund II, LP, dated June 2, 2005 (incorporated by reference to
        Exhibit 10.56 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.40 Subscription Agreement between the Company and Spencer Trask Private Accredited Equity Fund III LLC, dated June 2, 2005 (incorporated by reference to Exhibit 10.57 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.41 Subscription Agreement between the Company and Spencer Trask Illumination Fund LLC, dated June 2, 2005 (incorporated by reference to
        Exhibit 10.58 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.42 Subscription Agreement between the Company and Spencer Trask Specialty Group, LLC, dated June 21, 2005 (incorporated by reference to Exhibit
        10.59 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.43 Subscription Agreement between the Company and Spencer Trask Specialty Group, LLC, dated July 13, 2005 (incorporated by reference to Exhibit
        10.60 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.44 Subscription Agreement between the Company and Spencer Trask Specialty Group, LLC, dated July 18, 2005 (incorporated by reference to Exhibit
        10.61 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.45 Letter Agreement, dated as of August 2, 2005, between the Company and Spencer Trask Specialty Group, LLC (incorporated by reference to Exhibit
        10.62 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.46 Letter Agreement, dated as of August 2, 2005, between the Company and Spencer Trask Ventures, Inc. (incorporated by reference to Exhibit 10.63 of the Company's Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended June 30, 2005).

99.47 10% Subordinated Convertible Promissory Note issued to Spencer Trask Specialty Group, LLC on January 31, 2006.


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


99.48 Warrant Agreement between the Company and Spencer Trask Specialty Group, LLC, dated January 31, 2006.

99.49 Note and Warrant Purchase Agreement between the Company and Spencer Trask Specialty Group, LLC, dated January 31, 2006.

99.50 Registration Rights Agreement between the Company and Spencer Trask Specialty Group, LLC, dated January 31, 2006.

99.51 10% Subordinated Convertible Promissory Note issued to Spencer Trask Specialty Group, LLC on February 13, 2006.

99.52 Note Purchase Agreement between the Company and Spencer Trask Specialty Group, LLC, dated February 13, 2006.

99.53 Registration Rights Agreement between the Company and Spencer Trask Specialty Group, LLC, dated February 13, 2006.

99.54 10% Subordinated Convertible Promissory Note issued to Spencer Trask Specialty Group, LLC on February 16, 2006.

99.55 Note Purchase Agreement between the Company and Spencer Trask Specialty Group, LLC, dated February 16, 2006.

99.56 Registration Rights Agreement between the Company and Spencer Trask Specialty Group, LLC, dated February 16, 2006.

99.57 Letter Agreement, dated as of February 16, 2006, between the Company and Spencer Trask Specialty Group, LLC.

99.58 10% Subordinated Convertible Promissory Note issued to Spencer Trask Specialty Group, LLC on March 21, 2006.

99.59 Note Purchase Agreement between the Company and Spencer Trask Specialty Group, LLC, dated March 21, 2006.

99.60 Registration Rights Agreement between the Company and Spencer Trask Specialty Group, LLC, dated March 21, 2006.

99.61 10% Subordinated Convertible Promissory Note issued to Spencer Trask Specialty Group, LLC on April 4, 2006.

99.62 Note Purchase Agreement between the Company and Spencer Trask Specialty Group, LLC, dated April 4, 2006.

99.63 Registration Rights Agreement between the Company and Spencer Trask Specialty Group, LLC, dated April 4, 2006.





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